

Mail Stop 3720

September 20, 2016

Robertson J. Orr
Chief Executive Officer
Bollente Companies, Inc.
8800 N. Gainey Dr., Suite 270
Scottsdale, AZ 85258

> **Re:** **Bollente Companies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed May 9, 2016**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2016**
> **Filed August 22, 2016**
> **File No. 000-54219**

Dear Mr. Orr:

We have reviewed your filing and have the following comments. Please comply with these comments in future filings. Confirm in writing that you will do so. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Business, page 4

1. You disclose that you manufacture and distribute trutankless electric water heaters, online control panels, water circulation pumps and your new line of electric tankless water heaters geared toward budget-driven customers. It is not clear from your disclosure the extent to which each of these products is commercially available and is currently being manufactured and distributed. Please discuss the status of all your products and services.

Also discuss your manufacturing facilities, sources and availability of raw materials and the names of principal suppliers.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2.   Quantify the contribution of each of your products and services to your revenues. Discuss any trends or uncertainties in the sales or costs of your products and services for the periods discussed.

3.   Please discuss the drivers behind any material changes in your research and development expenses. We note that your research and development expenses significantly decreased in the amount of $558,057 from the fiscal year ended December 31, 2014 to the fiscal year ended December 31, 2015.

4.   We note your references to loss on debt conversion. Please expand your discussion to clarify how the amount was determined.

5.   Disclose the amount paid in royalties to unit holders for the periods being presented.

Exhibits

6.   Please file all exhibits required by Item 601 of Regulation S-K. We note that you did not file a number of exhibits including your articles of incorporation, bylaws, and a list of subsidiaries. We further note that you have not filed several material contracts, including the following:

- Consulting and employment agreements;
- The manufacturer incentive agreement with Meritage Homes Corporation;
- Property leases, including with a related party;
- Debt agreements, including with related parties; and
- Unit purchase agreements entitling investors to royalty interests in the gross margin of product sold by Bollente International, Inc.

Form 10-Q for Fiscal Quarter Ended June 30, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

7.   Please disclose the conversion terms of the secured convertible promissory notes and warrants outstanding as of June 30, 2016 and the convertible promissory note under the secured loan agreement executed on August 2, 2016.

Exhibits

8.   Please file the secured convertible promissory notes and warrants financing agreement outstanding as of June 30, 2016 and the secured loan agreement and warrant agreement executed on August 2, 2016 as exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Senior Staff Accountant, at (202) 551-3684 or Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 if you have questions regarding our comments on the financial statements and related matters. Please contact Lahdan Rahmati, Law Clerk, at (202) 551-8199, or Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications